# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: US ENERGY CORP, CIK 0000101594
CUSIP: 911805307
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1616 S. VOSS RD., SUITE 725, HOUSTON, Texas (TX), 77057
Date of event which requires filing of this statement: 04/29/2026
Amends the filing with accession number 0001493152-22-002759
Filed by CIK 0001377295
Persons authorized to receive notices and communications: John A. Weinzierl, 1410 Campbell Road, Houston, Texas (TX), 77055, (832) 856-6580

## Reporting persons
- Weinzierl John A (CIK 0001377295): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 957,826; shared voting power 8,775,219; sole dispositive power 957,826; shared dispositive power 8,775,219; aggregate amount beneficially owned 9,773,045 (18.7% of the class)
  Comment: (1) Includes shares of restricted stock subject to time-based vesting, including 40,000 shares of Common Stock that vested on January 1, 2026.
  
  (2) Includes nonqualified stock options granted on March 4, 2026 pursuant to the Issuer's 2022 Equity Incentive Plan. The options vest in two equal annual installments of 50% each: 230,000 options on July 1, 2026 and 230,000 options on January 2, 2027, subject to Mr. Weinzierl's continued services to the Issuer.
  
  (3) In his capacity as Managing Member of Katla Energy Holdings LLC ("Katla") and as Trustee of the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 (the "Trust"), Mr. Weinzierl may be deemed to beneficially own the shares of Common Stock held by Katla and the Trust, as discussed below. Katla is also an owner of member interests in Synergy Producing Properties, LLC ("SPP"), which is the 100% owner of Synergy Offshore, LLC ("Synergy"), which previously owned shares of Common Stock of the Issuer. Mr. Weinzierl and Katla may be deemed to beneficially own the shares of Common Stock owned by Synergy prior to their distribution based on certain member rights in SPP.
  
  (4) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2).
  
  * Based on information provided by the Issuer as of March 31, 2026, reflecting 52,320,429 shares of Common Stock of the Issuer outstanding as of such date.
- Katla Energy Holdings LLC (CIK 0001940541): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,832,326; sole dispositive power 0; shared dispositive power 3,932,326; aggregate amount beneficially owned 3,932,326 (7.5% of the class)
  Comment: (1) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2).
  
  * Based on information provided by the Issuer as of March 31, 2026, reflecting 52,320,429 shares of Common Stock of the Issuer outstanding as of such date.
- John Alfred Weinzierl 2020 Trust u/a November 10, 2020 (CIK 0002018711): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,033,893; sole dispositive power 0; shared dispositive power 4,033,893; aggregate amount beneficially owned 4,033,893 (7.7% of the class)
  Comment: (1) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2).
  
  * Based on information provided by the Issuer as of March 31, 2026, reflecting 52,320,429 shares of Common Stock of the Issuer outstanding as of such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: US ENERGY CORP
Address of issuer's principal executive offices: 1616 S. VOSS RD., SUITE 725, HOUSTON, Texas (TX), 77057
Comment:
This Amendment No. 7 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 31, 2022, by John A. Weinzierl, Wallis T. Marsh and Lubbock Energy Partners LLC, which was amended by a Schedule 13D filed with the Commission on August 5, 2022, by John A. Weinzierl, Katla Energy Holdings LLC, Lubbock Energy Partners, LLC, Wallis T. Marsh, WDM Family Partnership, LP and WDM GP, LLC ("Amendment No. 1"), which was further amended by a Schedule 13D filed with the Commission on April 10, 2024, by John A. Weinzierl, Katla Energy Holdings LLC, Lubbock Energy Partners, LLC, Wallis T. Marsh, WDM Family Partnership, LP and WDM GP, LLC, ("Amendment No. 2") which was further amended by a Schedule 13D filed with the Commission on June 27, 2024, by John A. Weinzierl, Katla Energy Holdings LLC, and John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 ("Amendment No. 3"), which was further amended by a Schedule 13D filed with the Commission on September 20, 2024 by John A. Weinzierl, Katla Energy Holdings LLC, and John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 ("Amendment No. 4"), a Schedule 13D filed with the Commission on January 9, 2025, by John A. Weinzierl, Katla Energy Holdings LLC and John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 ("Amendment No. 5"), which was further amended by a Schedule 13D filed with the Commission on October 30, 2025, by John A. Weinzierl, Katla Energy Holdings LLC and John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 ("Amendment No. 6", and the Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Schedule 13D").

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

This Statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of U.S. Energy Corp., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 1616 S. Voss Rd., Suite 725, Houston, Texas, 77057.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by (i) John A. Weinzierl, an individual, (ii) Katla Energy Holdings LLC, a Texas limited liability company ("Katla"), and (iii) the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 (the "Trust", and together with Mr. Weinzierl and Katla, the "Reporting Persons").

Mr. Weinzierl is the sole member and Managing Member of Katla and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by Katla.

Mr. Weinzierl is the Trustee of the Trust and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by the Trust.

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons and the following persons (the "Separately Filing Group Members"):

- Joshua L. Batchelor ("Batchelor");
- Benjamin A. Stamets ("Stamets");
- Sage Road Capital, LLC ("Sage Road");
- Banner Oil & Gas, LLC ("Banner");
- Woodford Petroleum, LLC ("Woodford");
- Llano Energy LLC ("Llano");
- Duane H. King ("King");
- King Oil & Gas Company, Inc. ("King Oil");
- Lee Hightower ("Hightower"); and
- Synergy Offshore LLC ("Synergy").

Mr. Weinzierl was also previously the indirect owner of 33-1/3% of the outstanding membership interests of Synergy, but which entity, and which shares held by such entity, he did not have voting or dispositive control over and which shares he therefore was not deemed to beneficially own and were not previously included in his beneficial ownership as disclosed throughout this Schedule 13D. On July 20, 2022, Synergy distributed all of the shares of Common Stock then-owned by Synergy to members of a limited liability company that owned 100% of Synergy, including 1,781,651 shares of Common Stock to Katla.

As of the date of this Schedule 13D, Mr. King is the sole manager of Synergy. Synergy is currently a wholly owned subsidiary of Synergy Producing Properties, LLC ("SPP"). Mr. King is the sole manager of SPP; however, affiliates of Messrs. King and Katla (an affiliate of Mr. Weinzierl) are currently owners of SPP. On October 28, 2025, Synergy distributed all of the 1,400,000 shares of Common Stock owned by it to SPP, and SPP distributed all of such shares to its members, including 796,761 shares to Katla and 332,329 to King Oil.

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a "group" with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members other than Synergy.
Residence or business address: The principal business address of the Reporting Persons is 1410 Campbell Road, Houston, Texas 77055.
Present principal occupation or employment:
The principal occupation of Mr. Weinzierl is an owner and executive of operating and capital financing companies in the energy industry. The principal business of the Trust is the management of trust assets. Mr. Weinzierl also serves as Chairman of the Board of Directors of the Issuer.

The principal business of Katla is acquisition, management and disposition of energy-related investments.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Weinzierl is a citizen of the United States. Katla is a Texas limited liability company. The Trust is a trust formed under the laws of the State of Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add each of the following paragraphs below:

Pursuant to the Issuer's 2022 Equity Incentive Plan, nonqualified stock options were granted to Mr. Weinzierl on March 6, 2026. The options will vest in two equal annual installments of 50% each: 230,000 options on July 1, 2026 and 230,000 options on January 2, 2027, subject to Mr. Weinzierl's continued service with the Issuer on such vesting dates.

On April 29, 2026, Katla Energy Holdings LLC distributed an aggregate of 1,818,000 shares to Mr. Weinzierl and his spouse, and Mr. Weinzierl and his spouse gifted (a) 909,000 shares to John Alfred Weinzierl 2020 Trust u/a November 10, 2020 and (b) 909,000 shares to a trust for which the spouse of Mr. Weinzierl serves as trustee.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Issuer and as discussed herein, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Weinzierl, in his capacity as Chairman of the Board of the Issuer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations. Mr. Weinzierl also engages in discussions with management, directors and other stockholders of the Issuer that have in the past included, and in the future are expected to include, transactions with affiliates of the Reporting Person or their respective affiliates, which own or control interests in other assets that may be deemed of interest to the Issuer. These discussions include informal, exploratory discussions as well as asset evaluations and discussions regarding potential structuring matters associated with potential transactions as part of determining their feasibility for any proposal or plan by the Issuer or such Reporting Persons. Any such transactions would depend on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, as well as alternative opportunities available to the Reporting Persons with respect to assets owned or controlled by the Reporting Persons or their affiliates.

Following the distribution of shares of Common Stock by Lubbock Energy Partners LLC, a Texas limited liability company ("Lubbock"), on July 19, 2022, Lubbock no longer owns any shares of Common Stock; however, Lubbock continues to have certain rights under the Nominating and Voting Agreement by virtue of its affiliates continuing to own more than 5% of the Issuer's outstanding shares of Common Stock (including Mr. Weinzierl and others as affiliates), and Mr. Weinzierl may cause Lubbock to exercise combined voting power with respect to the nomination of directors pursuant to the Nominating and Voting Agreement.

As discussed above in Item 3, pursuant to the Issuer's 2022 Equity Incentive Plan, nonqualified stock options were granted to Mr. Weinzierl on March 6, 2026. The options will vest in two equal annual installments of 50% each: 230,000 options on July 1, 2026 and 230,000 options on January 2, 2027, subject to Mr. Weinzierl's continued service with the Issuer on such vesting dates.

On April 29, 2026, Katla Energy Holdings LLC distributed an aggregate of 1,818,000 shares to Mr. Weinzierl and his spouse, and Mr. Weinzierl and his spouse gifted (a) 909,000 shares to John Alfred Weinzierl 2020 Trust u/a November 10, 2020 and (b) 909,000 shares to a trust for which the spouse of Mr. Weinzierl serves as trustee.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 3 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Nominating and Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members may file separate Schedule 13Ds reporting beneficial ownership of shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 52,320,429 shares of Common Stock of the Issuer outstanding as of such date shares of Common Stock outstanding as of March 31, 2026 based on information furnished by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 3 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Nominating and Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members may file separate Schedule 13Ds reporting beneficial ownership of shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 52,320,429 shares of Common Stock of the Issuer outstanding as of such date shares of Common Stock outstanding as of March 31, 2026 based on information furnished by the Issuer.
Transactions in the class effected during the past sixty days: Except for their acquisitions and dispositions of shares of Common Stock disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 3 is incorporated by reference herein in its entirety.

None other than such agreements and understandings discussed above, and the standard form of Restricted Stock Award agreements evidencing the grant of Restricted Stock shares to Mr. Weinzierl.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Purchase and Sale Agreement between Lubbock Energy Partners LLC, as seller, and U.S. Energy Corp., as purchaser, dated as of October 4, 2021 (Filed as Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 6, 2021, and incorporated by reference herein).

2. First Amendment to Purchase and Sale Agreements between Lubbock Energy Partners LLC; Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC; Synergy Offshore, LLC, and U.S. Energy Corp., dated as of October 25, 2021(Filed as Exhibit 2.4 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 27, 2021, and incorporated by reference herein).

3. Registration Rights Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

4. Nominating and Voting Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

5. Joint Filing Agreement of the Reporting Persons dated January 13, 2025 (filed herewith).

6. Form of U.S. Energy Corp. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2021 Equity Incentive Plan) (non-executive director awards - January 2022) (incorporated by reference to Exhibit 10.13 to the Issuer's Current Report on Form 8-K/A (File No. 000-06814), filed with the SEC on January 21, 2022).

7. U.S. Energy Corp. Form of Restricted Stock Grant Agreement (2022 Equity Incentive Plan) (filed on September 2, 2022, as Exhibit 4.3 to the Issuer's Registration on Form S-8 and incorporated herein by reference (File No. 333-267267).)

8. Purchase and Sale Agreement, dated January 9, 2025, between U.S. Energy Corp. and Synergy Offshore, LLC (filed on January 10, 2025, as Exhibit 10.1 to the Form 8-K filed by U.S Energy Corp. and incorporated herein by reference).

## Signatures
- Weinzierl John A: /s/ John A. Weinzierl, John A. Weinzierl (05/01/2026)
- Katla Energy Holdings LLC: /s/ John A. Weinzierl, John A. Weinzierl, Managing Member (05/01/2026)
- John Alfred Weinzierl 2020 Trust u/a November 10, 2020: /s/ John A. Weinzierl, John A. Weinzierl, Trustee (05/01/2026)